Points International Reports Third Quarter 2019 Results
- Reaffirms Full Year Guidance -
- On Track for Record Financial performance in Q4 2019 -

TORONTO – November 13, 2019 – Points International Ltd. (TSX: PTS) (Nasdaq: PCOM) (Points or the Company), the global leader in powering loyalty commerce, is reporting financial results for the third quarter ended September 30, 2019.

Unless otherwise noted, all comparisons are on a year-over-year basis and all amounts are in USD. The complete third quarter Condensed Consolidated Interim Financial Statements and Management Discussion & Analysis, including segmented results, are available at www.sedar.com and www.sec.gov.

Third Quarter 2019 Financial Results (vs. Q3 2018 where applicable)

  Total revenue increased 4% to $98.0 million compared to $94.4 million.

  Gross profit1 increased 12% to $14.0 million compared to $12.6 million.

  Net income was $1.1 million or $0.08 per diluted share, compared to $1.5 million or $0.10 per diluted share.

  Adjusted EBITDA2 increased 7% to $4.4 million compared to $4.1 million.

Recent Operational Highlights

  Launched LCR Call Centre application for Choice Hotels.

  Extended Points Travel partnership with the AIR MILES Reward Program and launched a new redemption product, enabling their loyalty members to use Miles when booking on over 330,000 hotels across the globe.

  Added Alaska Airlines Mileage Plan as an option on Home Chef, enabling members the ability to earn miles when they sign up and make Home Chef purchases.

  Added both Cathays Pacific’s Asia Miles and Aeromexico’s Club Premier miles to the Citibank thankyou points exchange program.

  Opened new Dubai office ahead of schedule to support current and prospective growth in the region.

____________________________________________
1 Gross profit is defined as total revenue less the direct cost of revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.
2 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs and equity-settled share-based compensation and other one-time costs or benefits such as a tax rebate related to prior periods) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Management Commentary

“We continued to execute on our strategic initiatives during the quarter as we balanced appropriate investments with our aggressive growth plans,” said Rob MacLean, CEO of Points. “Our Loyalty Currency Retailing segment continues to drive our performance as both new and existing partners are generating solid results, with nine of our top ten partners generating double-digit gross profit growth. We are also building pipeline momentum in Points Travel and Platform Partners, with new partnerships and upcoming launches setting the stage for accelerated growth in Q4 and 2020.

“In Points Travel, we expanded our partnership with AIR MILES, one of Canada’s most recognizable loyalty programs, by adding a wider range of redemption opportunities that leverage new features from our platform. The investments we have made to enhance our marketing technology and capabilities are bearing fruit, and we look forward to expanding this relationship to further support the growth of AIR MILES’ loyalty program.

“Looking ahead, we are currently on pace for a record fourth quarter and expect to accelerate annual growth in 2020 for both gross profit and adjusted EBITDA. We have one of the strongest sales pipelines in Company history, and when coupled with the progress we are making across our key initiatives, we believe we are approaching an inflection in our business. We remain firmly committed to and on track for our long-term growth plans, which will have us generating gross profit in the high-90 million range by 2022, while more than doubling adjusted EBITDA to the mid-$40 million range.”

Third Quarter 2019 Financial Results

Total revenue in the third quarter of 2019 increased 4% to $98.0 million compared to $94.4 million in the prior year quarter. Principal revenue increased 4% to $92.0 million compared to $88.7 million, and other partner revenue increased 5% to $6.0 million compared to $5.7 million.

Gross profit in the third quarter increased 12% to $14.0 million compared to $12.6 million in the prior year quarter. The increase was primarily driven by continued strong performance in the Loyalty Currency Retailing segment.

Adjusted operating expenses3 in the third quarter of 2019 were $9.9 million compared to $8.7 million in the prior year quarter. The increase was primarily a result of higher employment costs associated with the resources added in 2019 to support the Company’s growth initiatives.

Net income was $1.1 million or $0.08 per diluted share, compared to $1.5 million or $0.10 per diluted share in the prior year quarter. The decline was primarily a result of the aforementioned increase in operating expenses.

Adjusted EBITDA in the third quarter increased 7% to $4.4 million compared to $4.1 million in the prior year quarter. Effective margin, which is defined as adjusted EBITDA as a percentage of gross profit, was 31% compared to 33% from the prior year period.

At September 30, 2019, total funds available, comprised of cash and cash equivalents together with funds receivable from payment processors, was $63.4 million compared to $67.6 million at the end of the second quarter. The decrease is primarily a result of timing of partner sales and promotions. The Company remains debt free.

____________________________________________
3 Adjusted operating expenses consist of employment expenses excluding equity-settled share-based compensation, marketing and communications, technology services and other operating expenses. Adjusted operating expense is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

During the third quarter, Points repurchased for cancellation approximately 213,000 common shares at an average price of $11.63 per share through its Automatic Share Purchase Plan in conjunction with its Normal Course Issuer Bid.

2019 Outlook

Points has reiterated its 2019 outlook and expects gross profit to range between $58.5 million and $64.5 million, reflecting approximately 9% to 20% growth compared to 2018. Points also continues to expect adjusted EBITDA to range between $20.5 million and $23.5 million, reflecting approximately 10% to 26% growth from 2018.

Conference Call

Points will hold a conference call today at 4:30 p.m. Eastern time to discuss its third quarter 2019 results, followed by a question-and-answer session.

Date: Wednesday, November 13, 2019
Time: 4:30 p.m. Eastern time (1:30 p.m. Pacific time)
Toll-free dial-in number: 1-877-407-0784
International dial-in number: 1-201-689-8560
Conference ID: 13695694

Please call the conference telephone number 5-10 minutes prior to the start time, and an operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact Gateway Investor Relations at 1-949-574-3860.

A replay of the conference call will be available after 7:30 p.m. Eastern time on the same day through November 27, 2019.

Toll-free replay number: 1-844-512-2921
International replay number: 1-412-317-6671
Replay ID: 13695694

About Points International Ltd.

Points (TSX: PTS) (Nasdaq: PCOM) provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. The Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service, which retails loyalty points and miles directly to consumers; its Platform Partners service, which offers developers transactional access to dozens of loyalty programs and hundreds of millions of members via a package of APIs; and its Points Travel service, which helps loyalty programs increase revenue from hotel bookings and car rentals, while enabling members to more effectively earn and redeem loyalty rewards. Points is headquartered in Toronto, with offices in San Francisco, London and Singapore.

For more information, please visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements include, among other things, our expected performance in the fourth quarter of 2019, our ability to deliver on our long-term goals for 2022, our ability to sign and launch new loyalty program partnerships, our ability to sell additional products and services to existing loyalty program partner, our core growth strategies, and our guidance for 2019 with respect to gross profit and adjusted EBITDA. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and products and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). Management uses certain non-GAAP measures, which are defined in the appropriate sections of this press release, to better assess the Company’s underlying performance. These measures are reviewed regularly by management and the Company's Board of Directors in assessing the Company’s performance and in making decisions about ongoing operations. In addition, we use certain non-GAAP measures to determine the components of management compensation. We believe that these measures are also used by investors as an indicator of the Company’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

Investor Relations Contact

Sean Mansouri, CFA or Cody Slach
Gateway Investor Relations
1-949-574-3860
IR@points.com

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Profit Information[1]

Expressed in thousands of United States dollars

	For the three months ended

	Sept 30, 2019	Sept 30, 2018

Total Revenue	$97,997	$94,358
Direct cost of revenue	83,949	81,776
Gross Profit	$14,048	$12,582
Gross Margin	14%	13%

[1] Gross Profit is defined as total revenues less the direct cost of revenue. Gross profit is considered by management to be an integral measure of financial performance and represents the amount of revenues retained by the Company after incurring direct costs. However, gross profit is not a recognized measure of profitability under IFRS.

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Gross Profit to Contribution [2]

Expressed in thousands of United States dollars

	For the three months ended

	Sept 30, 2019	Sept 30, 2018

Gross Profit	$14,048	$12,582
Less:
Direct adjusted operating expenses [3]	6,269	5,269
Contribution	$7,779	$7,313

[2] Contribution is defined as Gross profit less direct adjusted operating expenses. Contribution is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Contribution is an important indicator of the Company’s segment profitability. However, Contribution is not a recognized measure of profitability under IFRS.
[3] Direct adjusted operating expenses is defined as expenses which are directly attributable to each operating segment. Direct adjusted operating expenses is not a measure of financial performance under IFRS.

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Contribution by Line of Business

Expressed in thousands of United States dollars
	For the three months ended

	Sept 30, 2019	Sept 30, 2018

Loyalty Currency Retailing
Revenue	$95,677	$91,950
Gross Profit	11,879	10,378
Direct adjusted operating expenses	3,605	3,048
Contribution	$8,274	$7,330

Platform Partners
Revenue	$1,782	$1,940
Gross Profit	1,631	1,773
Direct adjusted operating expenses	964	831
Contribution	$667	$942

Points Travel
Revenue	$538	$468
Gross Profit	538	431
Direct adjusted operating expenses	1,700	1,390
Contribution	$(1,162)	$(959)

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Net Income to Adjusted EBITDA [4]

Expressed in thousands of United States dollars
	For the three months ended

	Sept 30, 2019	Sept 30, 2018

Net Income	$1,098	$1,476
Income tax expense	670	693
Finance costs	51	-
Depreciation and amortization	1,131	858
Foreign exchange loss	254	40
Equity-settled share-based payment expense	1,193	1,054
Adjusted EBITDA	$4,397	$4,121

[4] Adjusted EBITDA (Earnings before income tax expense, finance costs, depreciation and amortization, foreign exchange and equity-settled share-based payment expense) is considered by management to be a useful supplemental measure when assessing financial performance. Management believes that adjusted EBITDA is an important indicator of the Company’s ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses [5]

Expressed in thousands of United States dollars
	For the three months ended

	Sept 30, 2019	Sept 30, 2018

Total Operating Expenses	$12,437	$10,655
Subtract (add):
Depreciation and amortization	1,131	858
Foreign exchange loss	254	40
Equity-settled share-based payment expense	1,193	1,054
Adjusted Operating Expenses	$9,859	$8,703

[5] Adjusted operating expenses consists of employment expenses excluding equity-settled share-based payment expense, marketing & communications, technology services, and other operating expenses. Adjusted operating expenses is not a measure of financial performance under IFRS and should not be considered a substitute for total operating expenses, which we believe to be the most directly comparable IFRS measure.

Points International Ltd.
Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars
(Unaudited)

	September 30,	December 31,
As at	2019	2018[6]

ASSETS
Current assets
Cash and cash equivalents	$54,326	$69,131
Restricted cash	-	500
Funds receivable from payment processors	9,111	13,512
Accounts receivable	20,921	9,318
Prepaid taxes	181	383
Prepaid expenses and other assets	3,712	3,618
Total current assets	$88,251	$96,462

Non-current assets
Property and equipment	2,255	2,351
Right-of-use assets	3,320	-
Intangible assets	12,915	13,952
Goodwill	7,130	7,130
Deferred tax assets	2,761	2,645
Total non-current assets	$28,381	$26,078
Total assets	$116,632	$122,540

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$11,061	$9,489
Income taxes payable	1,851	117
Payable to loyalty program partners	58,559	69,749
Current portion of lease liabilities	1,267	-
Current portion of other liabilities	807	1,680
Total current liabilities	$73,545	$81,035

Non-current liabilities
Lease liabilities	2,487	-
Other liabilities	105	495
Deferred tax liabilities	763	-
Total non-current liabilities	$3,355	$495
Total liabilities	$76,900	$81,530

SHAREHOLDERS’ EQUITY
Share capital	49,176	53,886
Contributed surplus	-	4,446
Accumulated other comprehensive income (loss)	(74)	(646)
Accumulated deficit	(9,370)	(16,676)
Total shareholders’ equity	$39,732	$41,010
Total liabilities and shareholders’ equity	$116,632	$122,540

[6] The Company has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts
(Unaudited)

	For the three months ended		For the nine months ended
	Sept 30, 2019	Sept 30, 2018[7]	Sept 30, 2019	Sept 30, 2018[7]

REVENUE
Principal	$92,035	$88,689	$276,330	$263,394
Other partner revenue	5,962	5,669	17,840	17,933
Total Revenue	$97,997	$94,358	$294,170	$281,327
Direct cost of revenue	83,949	81,776	246,304	241,528
Gross Profit	$14,048	$12,582	$47,866	$39,799

OPERATING EXPENSES
Employment costs	7,887	6,934	23,090	20,698
Marketing and communications	429	308	1,237	1,096
Technology services	652	545	1,928	1,592
Depreciation and amortization	1,131	858	3,399	2,624
Foreign exchange loss (gain)	254	40	408	(33)
Other operating expenses	2,084	1,970	5,557	6,483
Total Operating Expenses	$12,437	$10,655	$35,619	$32,460

Finance income	(208)	(242)	(727)	(446)
Finance costs	51	-	163	-

INCOME BEFORE INCOME TAXES	$1,768	$2,169	$12,811	$7,785

Income tax expense	670	693	3,680	2,239
NET INCOME	$1,098	$1,476	$9,131	$5,546

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain (loss) on foreign exchange derivative designated as cash flow hedges	(259)	205	225	(545)
Income tax effect	68	(54)	(60)	144
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges	117	180	525	(141)
Income tax effect	(31)	(48)	(139)	37

Foreign currency translation adjustment	3	-	21	-
Other comprehensive income (loss) for the period, net of income tax	$(102)	$283	$572	$(505)

TOTAL COMPREHENSIVE INCOME	$996	$1,759	$9,703	$5,041

EARNINGS PER SHARE
Basic earnings per share	$0.08	$0.10	$0.66	$0.39
Diluted earnings per share	$0.08	$0.10	$0.66	$0.38

[7] The Company has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

			Attributable to equity holders of the Company
Expressed in thousands of United States dollars				Accumulated
except number of shares				other		Total
(Unaudited)			Contributed	comprehensive	Accumulated	shareholders’
	Share Capital		Surplus	income (loss)	deficit	equity
	Number of	Amount
	Shares

Balance at December 31, 2018	14,111,864	$53,886	$4,446	$(646)	$(16,676)	$41,010
Net income	-	-	-	-	9,131	9,131
Other comprehensive income, net of tax	-	-	-	572	-	572
Total comprehensive income	-	-	-	572	9,131	9,703
Effect of share option compensation plan	-	-	432	-	-	432
Effect of RSU compensation plan	-	-	3,090	-	-	3,090
Share issuances – options exercised	2,338	28	(7)	-	-	21
Settlement of RSUs	-	1,431	(4,534)	-	-	(3,103)
Shares purchased and held in trust	-	(3,636)	-	-	-	(3,636)
Shares repurchased and cancelled	(664,884)	(2,533)	(3,427)	-	(1,825)	(7,785)
Balance at September 30, 2019	13,449,318	$49,176	$-	$(74)	$(9,370)	$39,732

Balance at December 31, 2017	14,561,450	$56,394	$10,647	$374	$(24,468)	$42,947
Net income	-	-	-	-	5,546	5,546
Other comprehensive loss, net of tax	-	-	-	(505)	-	(505)
Total comprehensive income	-	-	-	(505)	5,546	5,041
Effect of share option compensation plan	-	-	40	-	-	40
Effect of RSU compensation plan	-	-	3,157	-	-	3,157
Share issuances - options exercised	118,288	1,348	(997)	-	-	351
Settlement of RSUs	-	1,316	(3,905)	-	-	(2,589)
Shares purchased and held in trust	-	(2,956)	-	-	-	(2,956)
Shares repurchased and cancelled	(457,556)	(1,782)	(4,576)	-	-	(6,358)
Balance at September 30, 2018	14,222,182	$54,320	$4,366	$(131)	$(18,922)	$39,633

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)

	For the three months ended		For the nine months ended
	Sept 30, 2019	Sept 30, 2018[8]	Sept 30, 2019	Sept 30, 2018[8]

Cash flows from operating activities
Net income for the period	$1,098	$1,476	$9,131	$5,546
Adjustments for:
Depreciation of property and equipment	316	247	894	715
Depreciation of right-of-use assets	290	-	868	-
Amortization of intangible assets	525	611	1,637	1,909
Unrealized foreign exchange gain	(542)	(127)	(614)	(558)
Equity-settled share-based payment transactions	1,193	1,054	3,522	3,197
Finance costs	51	-	163	-
Deferred income tax expense (recovery)	6	(337)	448	(708)
Unrealized net (gain) loss on derivative contracts designated as
cash flow hedges	(142)	385	750	(686)
Changes in restricted cash balance	-	-	500	-
Changes in non-cash balances related to operations	(1,940)	(17,426)	(15,867)	(4,757)
Interest paid	(51)	-	(163)	-
Net cash provided by (used in) operating activities	$804	$(14,117)	$1,269	$4,658

Cash flows from investing activities
Acquisition of property and equipment	(130)	(60)	(798)	(798)
Additions to intangible assets	(61)	(189)	(600)	(712)
Net cash used in investing activities	$(191)	$(249)	$(1,398)	$(1,510)

Cash flows from financing activities
Payment of lease liabilities	(350)	-	(808)	-
Proceeds from exercise of share options	-	-	21	351
Shares repurchased and cancelled	(2,473)	(557)	(7,785)	(6,358)
Purchase of share capital held in trust	(2,176)	-	(3,636)	(2,956)
Taxes paid on net settlement of RSUs	(134)	(53)	(3,103)	(2,589)
Net cash used in financing activities	$(5,133)	$(610)	$(15,311)	$(11,552)

Effect of exchange rate fluctuations on cash held	545	127	635	558

Net increase (decrease) in cash and cash equivalents	$(3,975)	$(14,849)	$(14,805)	$(7,846)
Cash and cash equivalents at beginning of the period	$58,301	$70,517	$69,131	$63,514
Cash and cash equivalents at end of the period	$54,326	$55,668	$54,326	$55,668

Interest Received	$235	$212	$745	$358
Taxes Received	$-	$-	$-	$110
Taxes Paid	$(27)	$(542)	$(1,213)	$(2,223)

Amounts received and paid for interest and taxes were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.
(8) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated.